Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-168197

PROSPECTUS SUPPLEMENT NO. 3

21,395,349 SHARES OF COMMON STOCK

BIONOVO, INC.

This Prospectus Supplement No. 3 amends our Prospectus dated August 4, 2010. The shares that are the subject of the Prospectus have been registered to permit their sale to the public by the selling stockholder named in the Prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive proceeds of up to $15.0 million from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on July 6, 2010.

This Prospectus Supplement No. 3 is being filed to include the information set forth in our Current Report on Form 8-K dated September 23, 2010 (the “8-K”), which was filed with the Securities and Exchange Commission on September 27, 2010 and which is set forth below. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus dated August 4, 2010, the Prospectus Supplement No. 1, dated August 6, 2010 and the Prospectus Supplement No. 2, dated September 8, 2010.

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “BNVID.” On September 27, 2010, the last reported sale price per share of our common stock was $1.56 per share. The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Capital Market.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is September 28, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 23, 2010

Date of Report (Date of earliest event reported)

BIONOVO, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33498	20-5526892
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5858 Horton Street, Suite 400, Emeryville, CA 94608

(Address of Principal Executive Offices) (Zip Code)

(510) 601-2000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Event.

  On September 23, 2010, Bionovo, Inc. (the “Company”) issued a press release announcing that the U.S. Food and Drug Administration accepted the Company’s Chemistry, Manufacturing and Controls plan for its lead drug candidate, Menerba®, in a Type “B” or “End of Phase 2” meeting. A copy of this press release is furnished as Exhibit 99.1 to this Current Report.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number

99.1	Press Release, dated September 23, 2010, entitled “FDA Approves Manufacturing Plan for Menerba, Bionovo’s Menopausal Hot Flash Drug Candidate”

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SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bionovo, Inc.

Date: September 27, 2010	By:	/s/ Isaac Cohen
Isaac Cohen
Chairman and Chief Executive Officer

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EXHIBIT INDEX

99.1	Press Release, dated September 23, 2010, entitled “FDA Approves Manufacturing Plan for Menerba, Bionovo’s Menopausal Hot Flash Drug Candidate”

Exhibit 99.1

Company Contacts: Tom Chesterman Tel: 510.601.2000 investor@bionovo.com	Investor Contacts: Joe Diaz, Robert Blum Joe Dorame Lytham Partners, LLC Tel: 602.889.9700 bnvi@lythampartners.com

FDA Approves Manufacturing Plan for Menerba, Bionovo’s Menopausal

Hot Flash Drug Candidate

End of Phase 2, Type B Meeting Provides the Approval of Menerba’s Manufacturing Plan

Emeryville, CA, September 23, 2010 — Bionovo, Inc. (NASDAQ: BNVI, BNVID) announced today that the U.S. Food and Drug Administration (FDA) accepted the Company’s Chemistry, Manufacturing and Controls (CMC) plan for its lead drug candidate, Menerba®, in a Type “B” or “End of Phase 2” meeting. With this designation, the decisions and agreements are now considered binding on the Company and the FDA.

“This CMC approval represents a revolutionary set of ‘firsts’,” said Dr. Isaac Cohen, Bionovo’s Chairman and Chief Executive Officer. “This is the first time that the FDA’s botanical drug development CMC guidance has been applied to an oral drug in a major indication. This is also the first time in recent history that the FDA has reviewed and approved a manufacturing plan for a drug with multiple actives derived from botanical source. In addition, Menerba, may be the first in class selective estrogen receptor beta modulator to go into late stage development. After long effort, innovations and interaction, Bionovo has now opened the door for a new paradigm in drug development.”

With the FDA’s approval of the Company’s CMC plan, Bionovo is now in final discussions with the FDA to complete the design of the Phase 3 pivotal trials in the U.S. Having just successfully concluded a non-binding teleconference with the FDA, the Company has requested a face-to-face meeting, for the approval of the clinical development plan. The FDA is expected to grant such a meeting shortly.

As previously disclosed, the Company also received approval of the clinical and CMC development plan from the European Medicines Agency (EMA) for Menerba. The EMA “final guidance” defines the clinical and regulatory pathway to a European marketing authorization for Menerba, and is also considered binding and definitive.

About Menerba

Menerba is an oral, botanically-derived drug candidate designed for the safe, effective treatment of vasomotor symptoms (hot flashes) associated with menopause. Menerba is an estrogen receptor beta (ER-b) selective drug, developed as an alternative to the products currently on the market, which have been shown to increase the risk for breast and uterine cancers. Clinical tests conducted thus far, following the specific guidance of the FDA, have indicated that Menerba is effective and safe.

About Bionovo, Inc.

Bionovo is a pharmaceutical company focused on the discovery and development of safe and effective treatments for women’s health and cancer, markets with significant unmet needs and billions in potential annual revenue. The Company applies its expertise in the biology of menopause and cancer to design new drugs derived from botanical sources with novel mechanisms of action. Based on the results of early and mid-stage clinical trials, Bionovo believes they have discovered new classes of drug candidates within their rich pipeline with the potential to be leaders in their markets. Bionovo is headquartered in Emeryville, California and is traded on the NASDAQ Capital Market under the symbol, “BNVI, BNVID”. For more information about Bionovo and its programs, visit http://www.bionovo.com.

Forward Looking Statements

This release contains certain forward-looking statements relating to the business of Bionovo, Inc. that can be identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, including uncertainties relating to product development, efficacy and safety, regulatory actions or delays, the ability to obtain or maintain patent or other proprietary intellectual property protection, market acceptance, physician acceptance, third party reimbursement, future capital requirements, competition in general and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are or will be described in greater detail in our filings with the Securities and Exchange Commission, which are available at http://www.sec.gov. Bionovo, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.